Exhibit 12.01
Computation of Ratio of Earnings to Fixed Charges
( Dollars in thousands)

		Fiscal Year Ended
	2009	2008	2007	March 31, 2006	2005	2004
Pre-tax net income before minority interest	$(258,557)	$50,382	$63,317	$77,333	$91,413	$80,022

Interest on deposits	$94,857	$123,269	$116,404	$76,550	$51,447	$54,004

Interest on short-term borrowings	$—	$25,577	$15,537	$9,918	$7,261	$6,606
Interest on long-term borrowings	—	18,824	20,705	19,378	20,568	19,297
Total interest on borrowings	$40,615	$44,401	$36,242	$29,296	$27,829	$25,903

Ratio of earnings to fixed charges
Including interest on deposits	(5.4)	2.1	2.8	3.6	4.3	4.1
Excluding interest on deposits	(3.0)	4.9	6.0	6.3	6.1	6.2